SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

22 February 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 22 February 2006

Good overall result for first four months
Performance on track for full year

Following a reasonably strong first four months of the financial year, ANZ continues to expect a good first half and full year result broadly in line with market expectations, the bank said in a shareholder update today.

Total income is in line with the previously announced target range of 7% to 9% with higher than expected non-interest income and marginally lower than expected interest income.  Lending and deposit growth have been particularly strong.

Margins have been stable in Personal and the outlook for mortgages in New Zealand has improved.  However, competition is placing pressure on margins in Corporate in Australia and New Zealand, in Rural in New Zealand and in Institutional.  ANZ expects margin attrition for the full year to be broadly in line with the historical trend.

Initiatives to deliver efficiency gains in head office and other support functions are expected to deliver expense growth at the lower end of our 5% to 7% range for the year.

ANZ is now seeing the result of its portfolio de-risking program over the past eight years on the level of provisioning, which is better than expected.  Consumer arrears including mortgage arrears remain at low levels and from a credit quality perspective the corporate sector remains benign.

ANZ Chief Executive Officer Mr John McFarlane said: “ANZ continues to perform well and remains on track to achieve our revenue and cost growth targets for the year.

“The portfolio composition of earnings is different to our original expectation.  Personal is performing very strongly with revenue up 12% on last year.  We are now seeing upward earnings momentum in New Zealand following two years of relatively flat performance and while Institutional has faced the expected run off of discontinued activities, the continuing business has performed better than expected.  Earnings from our smaller divisions - Corporate, Asset Finance and Asia Pacific – are weaker than plan.

“We previously highlighted a number of headwinds for 2006 resulting from the end of transitional tax relief benefits in the ING Australia joint venture and the full impact from the run-off discontinued businesses, including of certain structured finance transactions.  The discontinued businesses will also increase the Group’s average tax rate.  Of course, we will benefit from lower integration costs in New Zealand.

“Our growth and transformation program is showing early results, particularly in Personal, and we should see further revenue and cost benefits emerging during 2006.  This will provide good business momentum as we move into 2007,” Mr McFarlane said.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Divisional Performance

Personal.  The Personal Division in Australia continues to perform strongly due to continued market share gains and a stable margin environment.  ANZ is growing share in retail deposits with FUM up 10% over the past 12 months and strong momentum in new customer acquisition. The number of savings accounts has grown at an annualised 19% in the first half with transaction accounts up 8% on the same basis.  There has also been good growth in Mortgages, up 12% over the past 12 months, and in credit cards and personal loans with balances up 22%.

Initiatives to improve ANZ’s position in Wealth Management are also producing results, with ANZ Financial Planner FUM up 20% over the year, supported by a 12% increase in referrals from the ANZ branch network.  The strong financial performance is also supporting ANZ’s commitment to “More Convenient Banking”, where plans are on track to open a further 12 branches and install an additional 150 ATMs in the first half.

Institutional.  As previously announced, Institutional will be impacted by the run off of structured finance transactions in 2006. To assist investors in understanding underlying performance, ANZ will also disclose Institutional’s financial performance on a ‘continuing operations’ basis at its interim results.

On a ‘continuing’ basis, Institutional is tracking slightly ahead of expectations as the strategy of focusing on fee generating activities gains traction. The Trade and Transaction Services, and Markets specialist businesses are performing particularly well, offsetting the impact of continuing credit spread contraction associated with very high liquidity in the market.

New Zealand Businesses.  As expected, the New Zealand Businesses are showing improved momentum on an underlying basis, however an improved credit environment is likely to see profit after provisions be higher than expected.  Integration is effectively completed and this has been achieved with lower than expected levels of revenue attrition.

Lending is up 17% over the past 12 months.  Corporate and Rural segments remain highly competitive, however this half has seen more rational pricing disciplines return to the mortgage market.  While the economic environment is softening, credit growth remains robust and should be supportive of reasonable earnings growth.

Improved momentum in the ANZ retail network has seen ANZ customer satisfaction rise to its highest level since 1999 and growth in ANZ mortgage market share in the December quarter for the first time since 2000.  The National Bank of New Zealand maintained its market leading customer satisfaction according to ACNeilson.

Corporate.  Corporate is experiencing good volume growth with lending up 11% and deposits up 10% on the same period last year.  This has however been offset by margin pressure in a highly competitive market, particularly the middle market segment.  The business is continuing to invest in additional front line resources, particularly in the Small Business segment, which is driving growth in net customer numbers.  Credit quality remains strong.

Asia Pacific.  Asia Pacific is continuing to advance its strategic agenda including the recently announced investment in Tianjin City Commercial Bank.  While full year earnings growth is expected to be double digit, this will be weighted towards the second half with lower earnings from international partnerships in the first half.

Esanda.  For the first four months, Esanda earnings are down on the same period last year, driven by softer than expected performance from UDC and the impact of higher fuel prices on residual values of six cylinder fleet cars requiring provisions for losses on expiry of leases.  Management are engaged on a number of initiatives to reposition the revenue and cost base to improve performance in the second half, and to advance the Esanda brand strategically as “Australasia’s leading finance company”.

ANZ will hold a conference call for investors at 9.00am this morning, during which John McFarlane and ANZ’s Chief Financial Officer Peter Marriott will discuss this update and answer questions.

ANZ will report its Interim Results for the period ended 31 March 2006 on 27 April 2006.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Stephen Higgins
Head of Corporate Communications	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

	By:	/s/ John Priestley
John Priestley
Company Secretary

Date 22 February 2006